EXHIBIT 12.1

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Consolidated Ply Gem Holdings								Combined Ply Gem Industries

									Post-Nortek Recapitalization			Pre-Nortek Recapitalization

							Jan. 23, 2004		Jan. 1, 2004	Jan. 10, 2003		Jan. 1, 2003
	Fiscal Year Ended December 31,						To		To	To		To	Six Months Ended
	2007		2006		2005		Dec. 31, 2004		Feb. 11, 2004	Dec. 31, 2003		Jan. 9, 2003	June 28, 2008	June 30, 2007
	(in thousands)												(unaudited)
Earnings:
Earnings (loss) from continuing operations before cumulative effect of accounting change	$5,614		$5,807		$20,225		$17,682		$(3,350)	$11,000		$(900)	$(41,335)	$6,406
Provision (benefit) for income taxes	4,002		3,502		12,651		11,311		(1,850)	7,200		(500)	(26,400)	2,294
“Earnings”	9,616		9,309		32,876		28,993		(5,200)	18,200		(1,400)	(67,735)	8,700

Fixed Charges:
Interest expense including amortization of
Debt expense and discount (premium)	96,792		71,013		56,927		37,213		3,655	32,921		974	73,829	50,267
Interest portion of rental expense	7,119		5,190		4,110		3,447		194	1,989		43	4,407	3,500
“Fixed Charges”	103,911		76,203		61,037		40,660		3,849	34,910		1,017	78,236	53,767

Earnings available for fixed charges	$113,537		$85,512		$93,913		$69,653		$(1,351)	$53,110		$(383)	$10,501	$62,467

Ratio of earnings to fixed charges (1)	1.1	x	1.1	x	1.5	x	1.7	x	—	1.5	x	—	—	1.2	x

(1) Earnings were insufficient to cover fixed charges by approximately $5.2 million for the period ended February 11, 2004, approximately $1.4 million for the period ended January 9, 2003, and approximately $67.7 million for the six months ended June 28, 2008.